

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 29, 2011

Via E-mail
Amir Rehavi
President
Crown Dynamics Corp.
12 Yemimah Street
Jerusalem 96387, Israel

> **Re: Crown Dynamics Corp.**
> **Amendment No. 5 to Registration Statement on Form S-1**
> **Filed July 21, 2011**
> **File No. 333-169501**

Dear Mr. Rehavi:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Prospectus Cover Page

1.   Please reconcile your disclosure here and on page 10 regarding the amount you need to avoid filing for protection under the bankruptcy laws with your revisions on page 17 that the offering will not provide you sufficient funds to pay your liabilities.

State securities laws may limit secondary trading, page 15

2.   Regarding your response to prior comment 5:

- Please provide the disclosure addressed in that comment in an appropriately captioned risk factor that reflects the risks explained in the text. Currently, you are including information about federal disclosure laws under a caption about state laws that limit trading.

- Please provide us the basis for your statement in the last paragraph of this risk factor that your "intention to file a Form 8-K" will make you responsible for filing periodic reports and other information with the SEC. Cite all authority on which you rely.

- Your revised disclosure in the last paragraph does not mention the effect of the automatic suspension of reporting obligations per Section 15(d) of the Exchange Act. Therefore, we reissue the comment to include the effect.

- Given your obligation to file reports before the automatic suspension of reporting obligations per Section 15(d), tell us why you believe that you will "not be required to inform shareholders of actions taken…" if you do not file the Form 8-A.

- Your revised disclosure in the last paragraph that "hence Section 16 and proxy rules will not be applicable" does not explain to investors the effect of the inapplicability of Section 16 and the proxy rules. Therefore we reissue the comment to include the effect.

We cannot guarantee that the business plan and the plan of operation, page 15

3. We note your response to prior comment 3. Please disclose whether the companies that purchased the patents from Ms. Appelfeld or her law firm initially disclosed that they intended to use proceeds from the public sale of securities to commercialize the patents. Also clarify in this risk factor the relationship Ms. Appelfeld has to you and your patent.

Existing or Probable Government Regulation, page 22

4. Please tell us why you believe your disclosure added in response to prior comment 13 satisfies your obligations per Regulation S-K Item 101(h)(4)(viii) and (ix). Cite with specificity all authority on which you rely.

Financial Statements

5. Please update the financial statements when required by Rule 8-08 of Regulation S-X.

Exhibit 23.1   Consent of Weinberg and Baer, LLC

6. To the extent there is a delay in requesting effectiveness of your registration statement, or there is any change, other than typographical, made to the financial statements, or there have been intervening events since the prior filing that are material to the company, please provide a currently dated and signed consent from your independent accountants with your next amendment.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Jeanne Bennett at (202) 551-3606 or Gary Todd, at (202) 551-3605 if you have questions regarding comments on the financial statements and related matters. Please contact Tom Jones at (202) 551-3602 or me at (202) 551-3617 with any other questions.

Sincerely,

/s/ Russell Mancuso

Russell Mancuso
Branch Chief

cc (via e-mail): John A. Cacchioli, Esq.